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Exhibit 16(j)
                      ADDENDUM TO SELECTED BROKER AGREEMENT

This Addendum to Selected Broker Agreement (the "Addendum") is made this ____ day of __________, 2003 between State Street Global Markets, LLC (the "Distributor") and _____________________ (the "Broker"). Except as otherwise provided in this Addendum, all capitalized terms shall have the meaning ascribed thereto in the Selected Broker Agreement between the Distributor and the Broker dated ________________ (the "Agreement").

WHEREAS, pursuant to the Agreement, the Broker is authorized to offer and sell Shares of each SSgA Fund identified on Schedule A hereto, as amended from time to time; and

WHEREAS, the Broker has established an additional class of Shares of the SSgA Funds designated as the "Class R Shares"; and

WHEREAS, the Broker and the Distributor desire for the Broker to offer and sell Class R Shares of each SSgA Fund in accordance with the terms of the Agreement, as amended and/or supplemented by this Addendum;

NOW, THEREFORE, the Distributor and the Broker hereby agree as follows:

1. Except as otherwise provided in this Addendum, (i) all terms and conditions of the Agreement shall apply with respect to Class R Shares and (ii) the term "Shares," as used in the Agreement, shall include Class R Shares.

2. Notwithstanding anything to the contrary in the Agreement, for its services under the Agreement with respect to the Class R Shares of each SSgA Fund, the Broker shall be entitled to receive a fee payable by the Distributor or the SSgA Funds in the amount set forth in Schedule A hereto. All amounts paid or payable to the Broker pursuant to this Addendum shall be paid or payable as compensation for the Broker's services under the Agreement and this Addendum without regard to the actual expenses incurred by the Broker in connection therewith.

3. In addition to the services to Customers contemplated by Section 2 of the Agreement, the Broker may provide assistance in connection with the design and implementation of qualified pension, profit-sharing and similar benefit plans, including the selection of investment options available under such plans. Any such additional services shall be performed by the Broker in its capacity as an agent for its Customers and not as an agent of the Distributor or the SSgA Funds, notwithstanding the receipt of compensation hereunder from the Distributor or the SSgA Funds.

4. The Broker represents and warrants that the performance of its services under the Agreement and this Addendum and the receipt of compensation in connection therewith does not and will not violate the Employee Retirement Income Security Act of 1974, as amended, or any regulation thereunder and is consistent with the Broker's obligations to its Customers under applicable state and Federal law.

5. The Broker covenants that Class R Shares of an SSgA Fund will not be offered or sold to any Customer unless such offer or sale has been preceded by or is accompanied with (i) a current prospectus with respect to such Class R Shares and (ii) disclosure of the compensation payable to the Broker hereunder.


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IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed by their officers thereunto duly authorized as of the date written above.

STATE STREET GLOBAL MARKETS, LLC



By:__________________



[BROKER]



By:__________________


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                                   SCHEDULE A

NAME OF SSgA FUND                                         FEE*






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*   As a percentage of the average daily net assets of the SSgA Fund represented by Class R Shares owned by Customers of Broker